Exhibit 99.1

PROVINCE OF MANITOBA

2023/24 Second Quarter Report

Fiscal and Economic Update

Honourable Adrien Sala
Minister of Finance

2023/24

Manitoba

Indigenous Land Acknowledgement

We recognize that Manitoba is on the treaty territories and ancestral lands of the Anishinaabe, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

SECOND QUARTER REPORT

FISCAL AND ECONOMIC UPDATE

4 Introduction 6 Overview of Changes from Budget 2023 to End of Second Quarter 7 Revenue Changes from Budget 2023 9 Expense Changes from Budget 2023	11 Risks to the Fiscal Forecast 12 Summary Revenue Table 13 Summary Expense Table 14 Economic Update

INTRODUCTION

The Second Quarter Report provides the fiscal and economic update for Manitoba for 2023/24.

The October 3, 2023 General Election in Manitoba resulted in a change of government and the new government was sworn in on October 18, 2023. This report is based on the latest economic forecast. However, the expenditure forecast is as of September 30, 2023 and reflects the actions and corresponding impacts of the previous government. The new government is working on its economic priorities and strategies, which will be released as an update to this report in the following weeks.

Budget 2023 projected a deficit of $363 million for the fiscal year. The First Quarter Report – published by the previous government on July 28, 2023 – reported the fiscal position was unchanged and forecast no changes to the budget deficit of $363 million. The Second Quarter Report ending September 30, 2023, shows significant and notable changes to the fiscal forecast beyond what was noted in July. The deficit is now forecast at $1,612 million. This is an increase of $1,249 million from the budgeted deficit of $363 million in Budget 2023.

Manitoba has seen a notable decline in taxation revenue recently, which is reflective of a weakening economic environment. Updated economic information for 2022, recently released by Statistics Canada, shows a notable downward revision to employment income in Manitoba. This lowers the base for tax revenues in 2023 and subsequent years.

Manitoba Hydro’s fiscal results have changed dramatically since presented in Budget 2023. Their second quarter forecast shows a significant unfavourable variance.

With respect to expenditures, Manitoba continues to face mounting pressures not accounted for in Budget 2023. In particular, Manitoba Health, Seniors and Long-Term Care stands out as a substantial over expenditure. Wage pressures for Manitoba Justice and inflationary pressures in Manitoba Transportation and Infrastructure are also higher than forecast in Budget 2023. Affordability, inflation, tight supply chains and rising interest rates represent an ongoing challenge to government, business and household finances.

Total revenue is projected to be $719 million below budget, primarily reflecting much weaker results from Manitoba Hydro and taxation revenues due to a slowing economy.

Total expenses are projected to be $530 million higher than budget, reflecting expenditure pressures, particularly in health care, collective agreement settlements, and ongoing inflation.

In 2022/23, the province modified its presentation of Manitoba Hydro borrowings. Manitoba Hydro’s debt servicing costs and the related recovery are now shown separately in the provincial Summary Revenue and Expenditure forecast. Debt servicing costs now include the portion attributable to Manitoba Hydro’s borrowings and the recovery from Manitoba Hydro is reflected as revenue in recovery from government business enterprises and other investment earnings. The 2023/24 summary budget revenue and expense were both restated to reflect this change in presentation, and there was no impact on the province’s budgeted net debt or deficit.

The net debt to gross domestic product (GDP) ratio is forecast at 37.1 per cent in 2023/24, a 2.5 basis point increase from the 34.6 per cent in Budget 2023. The decline is mainly due to the forecasted increase to the deficit for 2023/24.

4	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

  2023/24 Second Quarter Fiscal Update

(Millions of Dollars)	Forecast	Budget	Change
Revenue	21,658	22,377	(719)
Expense	23,270	22,740	530
Deficit	(1,612)	(363)	(1,249)
Summary Net Debt	33,059	31,057	2,002
Net Debt to GDP	37.1%	34.6%	2.5

1.

An accounting presentation change for the debt servicing recoveries from Manitoba Hydro has resulted in an $863 million restatement in budgeted revenue to $22.4 billion compared to the amount presented as part of the Summary Budget in March 2023. The presentation change has no net impact to the deficit.

2.

An accounting presentation change for the debt servicing expenses of Manitoba Hydro has resulted in an $863 million restatement in budgeted expense to $22.7 billion compared to the amount presented as part of the Summary Budget in March 2023. The presentation change has no net impact to the deficit.

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	5

OVERVIEW OF CHANGES FROM BUDGET

2023 TO END OF SECOND QUARTER

The graph below depicts the changes in revenue and expenditures and the corresponding deficit from Budget 2023 to this fiscal update. The gray bars indicate a worsening of the deficit, and the green bar indicates an improvement of the deficit. The net effect of these changes is the forecasted worsening of the deficit from $363 million to $1,612 million.

Changes from Budget 2023

6	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

REVENUE CHANGES FROM BUDGET 2023

(Millions of Dollars)
Summary Budget – Revenue	22,377
Revenue Changes from Budget:
Net Changes in Taxation Revenue
Individual Income Tax	(264)
Corporation Income Tax	(65)
Other net changes in taxation revenue	(90)
Subtotal Taxation Revenue	(419)
Net Changes in Fees and Other Revenue	82
Net Changes in Federal Transfers	(81)
Net Income of Government Business Enterprises:
Manitoba Hydro	(610)
Manitoba Public Insurance	(35)
Manitoba Liquor and Lotteries Corporation	50
Deposit Guarantee Corporation	1
Subtotal Net Income of GBEs	(594)
Other net changes	93
Add Back Revenue Contingency	200
Total Revenue Changes from Budget	(719)
Revenue Forecast	21,658

Revenue in 2023/24 is projected to be $21,658 million, a decrease of $719 million from the budget forecast of $22,377 million. The decrease in revenue mostly reflects a $419 million decline in Taxation Revenue and a $594 million decrease in Net Income of Government Business Enterprises, largely attributable to Manitoba Hydro.

Major Revenue Variances

Individual Income Tax revenue is forecast to be $264 million or 6.0 per cent lower than budget due to lower year-to-date assessments from the Canada Revenue

Agency (CRA) for the 2022 tax year relative to the estimates used for Budget 2023. This has reduced the revenue base used for forecasting 2023.

Corporation Income Tax revenue is forecast to be $65 million or 7.9 per cent lower than budget due to a projected decline in 2023 business profits relative to the Budget 2023 forecast.

Other Taxes revenue is forecast to be $90 million or 6.1 per cent lower than budget mainly due to decreases in corporations taxes, fuel taxes, land transfer tax and tobacco tax.

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	7

Fees and Other Revenue is forecast to be $82 million over budget largely due to the impact of adopting the new PS 3400 Revenue Standard in 2023/24 and an increase in Automobile and Motor Carrier Licenses and Fees offset by decreases in Minerals and Petroleum revenues.

Federal Transfers is forecast to be $81 million under budget mostly due to underspending on Investing in Canada Infrastructure Program projects resulting in delays in federal revenue and a reduction in the Canada-Manitoba Early Learning and Child Care Agreement and the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement as a result of lower requirements than budgeted.

Net Income from GBEs is forecast to be $594 million under budget mostly reflecting a much lower than budgeted income from Manitoba Hydro. Manitoba

Hydro is projecting a net loss of $160 million (a decrease of $610 million from budget) primarily driven by low water conditions which significantly reduced net export revenues. Manitoba Liquor and Lotteries Corporation is forecasting a $50 million increase to budget due to stronger than anticipated returns from cannabis and lottery and casinos, offset in part by lower than anticipated revenue from liquor sales (due to the strike), online gaming and video lottery. Manitoba Public Insurance Corporation is forecasting a $35 million variance to budget.

As a result of the economic situation in the first six months, the $200 million revenue contingency built into the budget has been applied to partially offset the revenue reduction. Without the revenue contingency, the forecasted change in revenue would have been a decrease of $919 million.

8	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

EXPENSE CHANGES FROM BUDGET 2023

(Millions of Dollars)
Summary Budget – Expense	22,740
Expense Changes from Budget:
Health, Seniors and Long-Term Care	566
Debt Servicing	42
Justice	59
Transportation and Infrastructure	17
Emergency Expenditures	(79)
Enabling Appropriations	(32)
Education and Early Childhood Learning	(28)
Consumer Protection and Government Services	(25)
Environment and Climate Change	(14)
Other net changes	24
Total Expense Changes from Budget	530
Expense Forecast	23,270

Expense in 2023/24 is projected to be $23,270 million, an increase of $530 million over the budget forecast of $22,740 million. The increase in expenditures is mostly related to cost pressures in Manitoba Health, Seniors and Long-Term Care.

Major Expense Variances

Health, Seniors and Long-Term Care is forecasting a $566 million variance mainly due to higher than budgeted salaries and benefits due to actual wage settlements, increased overtime payments due to increased workload and staff shortages, volume increase in the usage of medical and operational materials as well as supply cost increases and inflationary pressures on medical supplies under the fee-for-service program.

Debt Servicing is forecast at $42 million over budget primarily due to higher interest rates as well as an increase in borrowings.

Justice is forecasting a $59 million variance primarily due to Corrections division expenditures including overtime, and other wage related costs partially offset by vacancies in Public Safety, Crown Lands and Courts divisions.

Transportation and Infrastructure is forecasting a $17 million over expenditure primarily due to additional expenditures in highway maintenance as a result of inflationary pressures related to rising prices of materials, equipment and contracts.

Emergency Expenditures is forecasting a $79 million under expenditure as the 2023 flood season did not result in significant expenditures for the government.

Enabling Appropriations is forecasting a $32 million under expenditure comprised of $23 million under expenditure from Internal Service Adjustments and a $9 million under expenditure in the Carbon and

Green Fund.

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	9

Education and Early Childhood Learning is forecasting a $28 million under expenditure reflecting a reduced allocation confirmed by the Government of Canada for the Canada-Manitoba Early Learning and Child Care Agreement and the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement as a result of a lower requirement than budgeted. This is offset by a corresponding decrease in revenue.

Consumer Protection and Government Services is forecasting a $25 million under expenditure primarily due to Material Distribution Agency’s lower distribution of pandemic supplies based on year-to-date actuals and vacancies within the department.

Environment and Climate Change is forecasting a $14 million under expenditure primarily due to lower than budgeted customer participation in Efficiency

Manitoba’s incentive programs and vacancies.

10	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

RISKS TO THE FISCAL FORECAST

Revenue

Nominal Gross Domestic Product (GDP) measures the total value of goods and services produced in an economy without adjusting for inflation and serves as an important indicator when projecting tax revenues. Changes in nominal GDP growth can wield a significant influence on total revenue.

Approximately 50 per cent of Manitoba’s revenue is derived from taxation revenue, making it susceptible to volatility based on the underlying levels of economic activity. Conversely, major federal transfers constitute around 33 per cent of total revenues and are governed by fixed funding arrangements that remain mostly unchanged throughout the year.

Another source of volatility in the revenue forecast is the net income of Crown corporations, notably from Manitoba Hydro as the utility’s fiscal results can change significantly due to factors beyond management’s control including water levels and prices in the energy markets.

Revenue Contingency

To mitigate some of the risks of a revenue downturn, a $200 million revenue contingency was included in Budget 2023. This contingency has been used in this forecast to partially offset the forecasted decreases in revenue.

Expense

The expense forecast contained in the budget was based on department and service delivery organization plans. Major risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors and supply cost increases and inflationary pressures.

As a result of these uncertainties, the actual operating result may differ from the current forecast.

Expense Contingency

To mitigate some of the risks of expenditure increases, Budget 2023 included an appropriation for contingencies and unanticipated events of $521 million in Internal Service Adjustments. Unanticipated events include developments during the year that could not be reasonably anticipated when the budget was prepared. Contingency events include developments that could be anticipated but not with enough certainly to make a reasonable estimate of costs, or where final costs were dependent on a pending decision by government. This contingency has been mostly allocated in this forecast to partially offset some of the expenditure pressures in departments.

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	11

SUMMARY REVENUE

(Millions of Dollars)	Forecast	Budget	Change
Income Taxes
Individual Income Tax	4,382	4,646	(264)
Corporation Income Tax	821	886	(65)
Subtotal: Income Taxes	5,203	5,532	(329)
Retail Sales Tax	2,602	2,602	-
Education Property Taxes	693	693	-
Other Taxes
Corporations Taxes	370	398	(28)
Fuel Taxes	323	342	(19)
Land Transfer Tax	116	134	(18)
Levy for Health and Education	439	439	-
Tobacco Tax	124	150	(26)
Other Taxes	15	14	1
Subtotal: Other Taxes	1,387	1,477	(90)
Tuition Fees	488	474	14
Fees and Other Revenue
Fines and Costs and Other Legal	48	49	(1)
Minerals and Petroleum	26	34	(8)
Automobile and Motor Carrier Licences and Fees	180	169	11
Parks: Forestry and Other Conservation	41	39	2
Water Power Rentals	71	65	6
Service Fees and Other Miscellaneous Charges	1,785	1,713	72
Subtotal: Fees and Other Revenue	2,151	2,069	82
Federal Transfers
Equalization	3,510	3,510	-
Canada Health Transfer	1,856	1,853	3
Canada Social Transfer	593	591	2
Shared Cost and Other Transfers	1,259	1,345	(86)
Subtotal: Federal Transfers	7,218	7,299	(81)
Net Income of Government Business Enterprises	587	1,181	(594)
Recovery from Government Business Enterprises and Other Investment Earnings[1]	1,329	1,250	79
Contingency	-	(200)	200
Total Summary Revenue	21,658	22,377	(719)

1.

An accounting presentation change related to the debt servicing recoveries from Manitoba Hydro resulted in an $863 million restatement of recovery from government business enterprises and other investment earnings to $1,250 million compared to the amount presented as part of the Summary Budget in March 2023

12	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

SUMMARY EXPENSE

(Millions of Dollars)	Forecast	Printed Budget	Enabling Allocations	Budget After Reallocations	[2]	Change from Budget

Legislative Assembly	77	74	-	74		3

Executive Council	7	5	2	7		-

Advanced Education and Training	1,831	1,829	11	1,840		(9)

Agriculture	616	612	-	612		4

Consumer Protection and Government Services	622	647	-	647		(25)

Economic Development, Investment, Trade and Natural Resources	345	298	42	340		5

Education and Early Childhood Learning	3,651	3,679	-	3,679		(28)

Environment and Climate Change	203	179	38	217		(14)

Families	2,074	2,007	67	2,074		-

Finance	89	85	-	85		4

Health, Seniors and Long-Term Care	8,384	7,248	570	7,818		566

Housing, Addictions and Homelessness	748	710	31	741		7

Indigenous Economic Development	10	10	-	10		-

Justice	875	813	3	816		59

Labour and Immigration	32	32	-	32		-

Municipal and Northern Relations	502	443	58	501		1

Public Service Commission	41	29	4	33		8

Sport, Culture, Heritage and Tourism	162	100	61	161		1

Transportation and Infrastructure	606	550	39	589		17

Enabling Appropriations	31	989	(926)	63		(32)

Emergency Expenditures	21	100	-	100		(79)

Tax Credits	150	150	-	150		-

Debt Servicing[1]	2,193	2,151	-	2,151		42
Total Summary Expense	23,270	22,740	-	22,740		530

1.

An accounting presentation change related to debt servicing costs for Manitoba Hydro has resulted in an $863 million restatement in budgeted debt servicing to $2,151 million compared to the amount presented as part of the Summary Budget in March 2023

2.

“Budget After Reallocations” represents the “Printed Budget” adjusted for allocations from Internal Service Adjustments which is an Enabling Appropriation. These allocations provide additional expenditure authority which offset the forecast expenditures for specific programs delivered by a department. The “Change from Budget” column represents other variances unrelated to the Enabling Appropriation allocations as explained in the previous section.

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	13

ECONOMIC UPDATE

Manitoba Economic Outlook at a Glance

	2023F			2024F
	Budget 2023	First Quarter Forecast	Second Quarter Forecast	Budget 2023	First Quarter Forecast	Second Quarter Forecast
Gross Domestic Product
Real	0.7	1.7	1.4	1.1	0.9	0.8
Nominal	2.2	3.9	3.0	3.0	2.7	2.8
Consumer Price Index	3.8	3.9	3.9	2.2	2.3	2.5
Employment	0.4	1.8	2.2	0.8	0.8	0.8
Unemployment Rate	5.4	4.9	4.9	5.9	5.4	5.7
Population	1.0	1.7	2.9	1.0	1.4	2.0

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

The Manitoba economy is experiencing substantial slowdown in 2023, with year-to-date inflation still above the Bank of Canada’s target, tighter monetary policy, the ongoing Russian invasion of Ukraine, the recent Israel-Hamas conflict, and continuing supply chain disruptions. The Bank of Canada has increased Canadian interest rates twice since Budget 2023, in March and again in July. The target setting interest rate is now at its highest level since 2001.

The cumulative effects of higher interest rate and higher prices have started to weigh on demand conditions. Growth in manufacturing sales for the first three quarters of 2023 are averaging 6.1 per cent, this compared to 17.7 per cent growth in 2022 and 15.3 per cent in 2021. Similarly retail sales for the first three quarters of 2023 are averaging 2.9 per cent, down from 8.6 per cent and 13.3 per cent in 2022 and 2021, respectively.

Employment growth remains strong so far in 2023, averaging 2.4 per cent compared to the same period last year.

Private forecasters are projecting the provincial economy to decelerate in 2023 and 2024, although at a slower pace relative to other provincial economies, and at rates above the forecasted national averages.

The Second Quarter Report expects Manitoba real gross domestic product (GDP) to slow from 1.4 per cent in 2023 to 0.8 per cent in 2024.

Manitoba Real GDP Growth Ranks

3rd Best in 2023

Projected Real GDP Growth, 2023,

Provinces and Canada

Among the provinces, Manitoba’s projected economic growth ranks third highest in a tie with Nova Scotia, and behind Alberta and Prince Edward Island. Quebec is expected to record the lowest economic growth in 2023.

14	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Nominal GDP is an important indicator for tax revenue projections. With decelerating inflation rate in recent months, nominal GDP growth projection in the Second Quarter Report is lower. Nominal GDP is now expected to expand by 3.0 per cent in 2023, before cooling to 2.8 per cent in 2024.

Manitoba Nominal GDP Growth Expectations in Second Quarter

Down for 2023 but Up for 2024

Nominal GDP Growth Expectations

in 2023

There remains considerable uncertainty on the horizon as future economic activity could depart from current expectations due to several downside and upside risks. With inflation gradually approaching its pre-pandemic level, the Bank of Canada is expected to reduce its policy rate in 2024.

Lower interest rates will decrease the cost of borrowing for items such as mortgages, lines of credit and government debt servicing costs. This is expected to drive up investments and stimulate the economy. In addition, easing supply chain disruptions, advancing labour force adjustments and population growth through immigration could also accelerate economic activity.

The following charts display the range of economic forecasts in the Second Quarter Report for nominal and real GDP growth. The solid lines represent the average of forecasts, the dashed lines are the highs and lows, and the shaded areas represent the range in the forecasts. While all forecasters expect growth to slow in 2024, there remains considerable uncertainty in the degree of slow down in the economic outlook for both nominal and real GDP.

Growth set to slow in 2024, but there remains considerable uncertainty in the forecast

Range of Nominal GDP Forecasts

for Manitoba, 2021-2025

Range of Real GDP Forecasts for

Manitoba, 2021-2025

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	15

Manitoba Economic Indicators

Most year-to-date economic indicators in 2023 are trending upwards in Manitoba underscoring the resilience of the Manitoba economy even against the backdrop of persistent inflation and restrictive monetary policy.

Housing starts stand as a notable exception, contracting in 2023 by 5.7 per cent due to persistently high interest rates imposed by the Bank of Canada. Through 2022 and 2023, the Bank of Canada raised the policy rate ten times. At the most recent rate announcement in October 2023, it held the rate at 5.0 per cent, a 22-year record high.

For up-to-date economic and financial information, please visit the Manitoba Finance Economic Dashboard.

Most Manitoba economic indicators trending up

Manitoba Economic Indicators, Year-to-date Growth, 2023

Inflation

Consumer inflation, as measured by Statistics Canada’s Consumer Price Index (CPI), reached a near 40-year high in June 2022 in Manitoba, peaking at 9.4 per cent growth year-over-year. Since then, inflationary pressures have reduced significantly to a 1.9 per cent year-over-year growth in October 2023. On a year-to-date basis, Manitoba’s consumer inflation growth is 3.9 per cent, slightly lower than Canada’s 4.0 per cent.

One key reason for this decline in October’s inflation rate is due to energy prices, since the June 2022 peak. Prices at the pump have experienced a 23 per cent year-over-year decrease since the record-setting $2/litre gasoline prices experienced in June 2022. Services which are a significant contributor to inflation have been decelerating, further contributing to the overall decline in inflationary pressure in the province.

16	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Prices for Services and Food Driving Inflation

Consumer Price Inflation, Components, Manitoba, October 2022 – October 2023

With the Bank of Canada continuing to hold its policy interest rate at 5.0 per cent and a low possibility of future rate hikes, the Second Quarter Report expects consumer inflation to fall further by the end of the year.

Manitoba households are less exposed to higher interest rates compared to many other provinces due to its relatively low debt-to-disposable income ratio. For every dollar of disposable income, Manitoba households hold $1.7 in debt. This compares to $1.9 nationally. Provinces with higher home prices, such as British Columbia and Ontario, have the largest debt to disposable income ratios.

Manitoba Household Less Exposed to Higher Interest Rates

Household debt to disposable

income, 2022

Labour Market

The Manitoba labour market has continued its recovery in 2023 underpinned by favourable economic growth and immigration. Following the loss of 90,500 jobs during the pandemic lows in April 2022, Manitoba has recovered these loses and as of October 2023, gained over 18,000 additional jobs compared to the same time last year. As of October 2023, provincial employment has expanded by 0.2 per cent compared to the previous month, and by 2.7 per cent compared to the same time last year. Manitoba’s positive job growth has contributed to its rank as the province with the third lowest unemployment rate in Canada at 5.2 per cent.

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	17

Manitoba Unemployment Rate

Among the Lowest in Canada

Unemployment rates, October 2023

As of the second quarter of 2023, more than 27,000 jobs remained vacant in Manitoba, down 9.1 per cent relative to the same period last year. Nationally, there are more than 800,000 job vacancies, which is down 20.7 per cent from the same period last year.

Following prior conditions of high inflation in the beginning of the year and tight labour market conditions, wage growth has fluctuated throughout the year. Average hourly wages in Manitoba have declined slightly from 7.0 per cent in January 2023 to 5.6 per cent in August 2023. Higher wages help households to retain purchasing power and sustain against the rising costs of goods and services. However, persistent upwards pressure on wages are a challenge for businesses expanding and looking to create jobs.

Wages are on the Rise

Average Hourly Wage Growth,

Year-over-Year, Manitoba,

January – August 2023

Moving forward, Manitoba’s labour market conditions are expected to maintain their moderate pace following the trajectory of economic growth across the country. The Second Quarter Report projects provincial employment to expand by 0.8 per cent into 2024. The unemployment rate is projected to edge up slightly to 5.7 per cent by 2024.

Canadian Outlook

The Canadian economy has seen a slowdown in growth in 2023. In the third quarter of 2023, Canada’s economy contracted by 0.3 per cent, the decline reverses the 0.3 per cent gain in the previous quarter. The Canadian economy also declined in the fourth quarter of 2022 by 0.2 per cent.

The housing market in Canada continue to slow down, with the Bank of Canada’s policy rate 5.0 per cent. The residential building construction sector has experienced five months of declines since March 2023, until September where a monthly growth of 7.3 per cent was recorded. Housing prices in Canada are down 13.4 per cent in October from their peak in 2021, whereas Winnipeg home prices are down 7.1 per cent from their peak during the same period. Canada’s consumer inflation generally declined so far this year at 4.0 per cent, but still above the Bank of Canada’s (BoC) target of 2 per cent. This decline in price growth is expected to continue in 2024, till the BoC’s target is eventually achieved.

18	PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE

The Second Quarter Report projects the Canadian economy to expand by 1.2 per cent in 2023 before slowing to 0.6 per cent growth in 2024. Interest rates are expected to steadily decline in 2024.

International Outlook

Compared to Canada, the U.S. economy experienced growth in the third quarter of 2023, expanding by 1.3 per cent, following 0.5 per cent growth in the previous quarter. The upturn in the third quarter reflects a surge in exports, robust consumer spending, and growth in investments.

After reaching a peak of 9.1 per cent year-over-year growth in June 2022, inflation in the U.S. has been declining steadily till June this year where it began to increase. Consumer inflation in October decelerated to 3.2 per cent on a 12-month basis, down from 3.7 per cent in September.

The U.S. Federal Reserve Bank has been steadily raising its policy rates since last year to tame inflation. The latest increase in the Effective Federal Funds Rate (EFFR) was in July, an increase from 5.08 per cent to 5.33 per cent. The EFFR has remained constant since then. The International Monetary Fund projects the U.S. economy to expand by 2.1 per cent in 2023 and 1.5 per cent in 2024.

The table below shows the latest economic growth projections for Manitoba’s key trading partners which represent nearly 90 per cent of total Manitoba international exports. 2023 economic growth forecasts for all jurisdictions (except China and the Euro area) have been revised upwards since Manitoba Budget 2023. For 2024, growth is expected to slow down in all jurisdictions, with the exception of the Euro area. The global economic slowdown is likely to moderate Manitoba exports such as manufactured goods and agriculture products.

  International Economic Outlook

	2023F*			2024F*
	Per cent of MB exports**	First Quarter Forecast	Second Quarter Forecast	First Quarter Forecast	Second Quarter Forecast
United States	73.8	1.8	2.1	1.0	1.5
Japan	4.4	1.4	2.0	1.0	1.0
Mexico	3.4	2.6	3.2	1.5	2.1
China	6.6	5.2	5.0	4.5	4.2
Euro Area	1.7	0.9	0.7	1.5	1.2

*real GDP growth rate per cent

** per cent of exports in 2022

Sources: Manitoba Finance Survey of Economic Forecasts and International Monetary Fund

PROVINCE OF MANITOBA 2023/24 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	19